February 10, 2011

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY

Mr. Perry Hindin

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:   Playboy Enterprises, Inc.

          Schedule 14D-9 (File No. 005-56499) filed on

          January 24, 2011

          Schedule 13E-3 (File No. 005-56499) filed on

          January 24, 2011

Dear Mr. Hindin:

I am writing on behalf of Playboy Enterprises, Inc. (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated February 4, 2011 (the “Comment Letter”) with respect to (i) the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Commission on January 24, 2011 (the “Schedule 14D-9”), and (ii) the above-referenced transaction statement on Schedule 13E-3 (the “Schedule 13E-3”), as filed with the Commission on January 24, 2011.

Mr. Perry Hindin

February 10, 2011

This letter and the Company’s Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) and Amendment No. 2 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment” and, together with Schedule 13E-3 Amendment, the “Amendments”) are being filed with the Commission electronically via the EDGAR system today. In addition to making each EDGAR filing, we are delivering a hard copy of this letter along with a courtesy copy of each of the Amendments.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.

General

1.	We note that Playboy has requested confidential treatment with respect to three of the exhibits to the Schedule 13E-3. Comments on the request will be sent under separate cover.

Response: We respectfully advise the staff that the Company has withdrawn its request for confidential treatment as to Exhibit (c)(2), Exhibit (c)(3) and Exhibit (c)(7) to the Schedule 13E-3 and has filed those exhibits in their entirety as exhibits to the 13E-3 Amendment.

2.	Please advise how the Company has complied with Exchange Act Rule 13e-3(e)(1)(ii) and the related instructions.

Response: In response to the staff’s comment, the Company has included a Special Factors section beginning on page 2 of the 13E-3 Amendment that provides cross-references to the information required by Items 7, 8 and 9 of Schedule 13E-3, as required by Exchange Act Rule 13e-3(e)(1)(ii).

Schedule 13E-3

3.	It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A and has relied on the bidder’s disclosure in its Offer to Purchase of the summarized financial information of the Company to satisfy its obligation to provide the information required by Item 1010(c) and Instruction 1 to Item 13 of Schedule 13E-3. However, such disclosure omits the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A. Please revise the Schedule 13E-3 to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation

Mr. Perry Hindin

February 10, 2011

M-A, notwithstanding the statement on page 81 of the Offer to Purchase that Playboy “does not report its ratio of earnings to fixed charges in the reports it files with the SEC.” Alternatively, the Company may incorporate such additional disclosure by reference to the Offer to Purchase to the extent the bidders revise the Offer to Purchase to provide such additional information.

Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Playboy present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which Playboy has any fixed charges.

Response: In response to the staff’s comment, we advise the staff that the Offer to Purchase has been revised to provide the ratio of earnings to fixed charges in accordance with item 1010(c)(4) of Regulation M-A, as reflected in Amendment No. 2 to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed with the Commission on February 10, 2011. Accordingly, the Schedule 13E-3 incorporates such additional disclosure by reference to the Offer to Purchase.

Schedule 14D-9

4.	It is the Company’s responsibility to summarize accurately. Please revise the first paragraph on page 3 indicating that the summary of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. While the Company may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the applicable statutes. Disclosure can direct investors to read the entire Merger Agreement for a more complete discussion. Please apply this comment to similar qualifications regarding other summaries throughout the disclosure document.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 3. Past contracts, Transactions, Negotiations and

Mr. Perry Hindin

February 10, 2011

Agreements—Relationship with Purchaser and Sub—Merger Agreement” on page 1 of the Schedule 14D-9 Amendment to remove the statement that the summary of the Merger Agreement does not purport to be complete. The Company has also revised the qualifications to the other summaries on pages 1 through 3 of the Schedule 14D-9 Amendment.

Background of the Offer, page 18

5.	Please expand upon Mr. Flanders’ role as a filing person in the going-private transaction. We note that first reference in this section to Mr. Flander’s participation as a filing person appears on the top of page 35 and describes his rollover agreement. If Mr. Flanders had previously engaged in discussions with various parties regarding his participation in the going-private as part of Purchaser Group, please disclose accordingly.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer” on pages 4 and 6 of the Schedule 14D-9 Amendment.

6.	Please disclose the status and outcome of Playboy’s discussions with Firm A, Firm D and Firm E. Did such firms drop out of the bidding or were they rejected by Playboy’s board?

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation—Background of the Offer” on pages 5 and 7 of the Schedule 14D-9 Amendment.

Reasons for the Merger, page 35

7.	All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the recommendation of the Special Committee in reaching the decision to approve the Rule 13e-3 transaction. Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the recommendation and

Mr. Perry Hindin

February 10, 2011

analysis of the Special Committee does not appear to address the factors described in clauses (ii) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were deemed material or relevant. Please revise accordingly.

Response: In response to the staff’s comment, the Company has included additional disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” on page 7 of the Schedule 14D-9 Amendment regarding the Special Committee’s consideration of historical market prices by clarifying that the Special Committee considered the presentations of its financial advisor, Raine, which included a historical stock trading analysis as described on page 46 of the Schedule 14D-9. In addition, we respectfully advise the staff that the Special Committee’s consideration of the premium of the $6.15 per share offer price over certain historical stock prices for the Company’s shares of Common Stock is described on page 36 of the Schedule 14D-9. The Company also has included additional disclosure under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” on page 8 of the Schedule 14D-9 Amendment explaining that no other firm offers were received by the Company in the prior two years.

Forward-Looking Statements, page 59

8.	We refer you to the second to last sentence of this section. Such statement is inconsistent with the Company’s obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Response: In response to the staff’s comment, the Company has revised the disclosure under Item 8. Additional Information—Forward-Looking Statements” on page 17 of the Schedule 14D-9 Amendment.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Perry Hindin

February 10, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Mr. Perry Hindin

February 10, 2011

If you have any questions or comments with respect to this matter, please contact the undersigned at (312) 407-0531.

Please acknowledge receipt of this letter and the enclosures by file-stamping and returning the enclosed duplicate of this letter to the person presenting these materials for filing.

                Sincerely,

                /s/ Rodd M. Schreiber

                Rodd M. Schreiber

cc:	Howard Shapiro, Esq. (Playboy Enterprises, Inc.)
Barry L. Dastin, Esq. (Kaye Scholer LLP)
Russ A. Cashdan, Esq. (Kaye Scholer LLP)